UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Tallgrass Energy, LP
(Name of Issuer)

Class A Shares Representing Limited Partner Interests
(Title of Class of Securities)

874696107
(CUSIP Number)

Celine Loh	Toh Tze Meng
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 874696107		Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there were 124,307,584 Class A Shares outstanding, which takes into account the number of TE Units that may have been deemed to be beneficially owned by the Reporting Persons, as applicable, which were exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107		Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
GIC SPECIAL INVESTMENTS PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there were 124,307,584 Class A Shares outstanding, which takes into account the number of TE Units that may have been deemed to be beneficially owned by the Reporting Persons, as applicable, which were exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107		Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
JASMINE VENTURES PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there were 124,307,584 Class A Shares outstanding, which takes into account the number of TE Units that may have been deemed to be beneficially owned by the Reporting Persons, as applicable, which were exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107		Page 5 of 10 Pages
Item 1.	Security and Issuer.
This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Class A Shares representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 14, 2019 (the “Original 13D”), as amended by Amendment No. 1 filed on May 13, 2019, Amendment No. 2 filed on August 28, 2019, Amendment No. 3 filed on September 26, 2019, and Amendment No. 4 filed on December 18, 2019 (collectively, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a-c, f) of the Original Schedule 13D is hereby amended and restated as follows:

(a-c,f) This Schedule 13D is filed by GIC Private Limited (“GIC”), GIC Special Investments Pte. Ltd. (“GIC SI”), and Jasmine Ventures Pte. Ltd. (referred to as “Jasmine” or “GIC Investor” and, together with GIC and GIC SI, the “Reporting Persons” and each, a “Reporting Person”).  GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves.  GIC is a private company limited by shares organized under the laws of the Republic of Singapore.  GIC SI is a wholly owned subsidiary of GIC and is the private equity investment arm of GIC.  GIC SI is a private company limited by shares organized under the laws of the Republic of Singapore.  Jasmine is an investment holding company organized under the laws of the Republic of Singapore. The principal business address for the Reporting Persons is 168, Robinson Road, #37-01 Capital Tower, Singapore 068912.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen
Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Senior Minister & Coordinating Minister for National Security	Singapore Citizen
Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Senior Minister & Coordinating Minister for Social Policies	Singapore Citizen
Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #10-01 The Treasury Singapore 179434	Special Advisor to Ministry of Trade & Industry	Singapore Citizen
Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister and Minister for Finance	Singapore Citizen

SCHEDULE 13D

CUSIP No.: 874696107		Page 6 of 10 Pages

Lawrence Wong	5 Maxwell Road #21-00 & #22-00 Tower Block, MND Complex Singapore 069110	Minister for National Development and Second Minister for Finance	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen
Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen
Chew Choon Seng	c/o 168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Chairman, Singapore Exchange Ltd	Singapore Citizen
Hsieh Fu Hua	National University of Singapore University Hall Lee Kong Chian Wing, UHL #06-01 21 Lower Kent Ridge Road Singapore 119077	Secretariat of the Board of Trustees	Singapore Citizen

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen
Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen
S. Dhanabalan	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Member, Council of Presidential Advisers	Singapore Citizen
Koh Boon Hwee	c/o 03-13 Orchard Rendevous Hotel 1 Tanglin Road Singapore 147905	Chairman, Far East Orchard Limited	Singapore Citizen

Dr Tony Tan Keng Yam	168 Robinson Road #37-01 Capital Tower Singapore 068912	Special Advisor, GIC	Singapore Citizen

SCHEDULE 13D

CUSIP No.: 874696107		Page 7 of 10 Pages

Seck Wai Kwong	10 Marina Boulevard, #32-01 Marina Bay Financial Centre Tower 2 Singapore 018983	Chief Executive Officer, Asia Pacific Eastspring Investments (Singapore) Limited	Singapore Citizen
Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen
Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

The following are each of the executive officers and directors of GIC SI and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

Chan Hoe Yin	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director, Investment Services Private Markets & Finance, GIC	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Deanna Ong Aun Nee	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief People Officer (HR), GIC	Singapore Citizen

The following are each of the executive officers and directors of Jasmine and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Ankur Meattle	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director of Jasmine	Singapore Citizen

Ashok Samuel	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director of Jasmine	Singapore Citizen

SCHEDULE 13D

CUSIP No.: 874696107		Page 8 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

On April 17, 2020, the transactions contemplated by the Merger Agreement closed, as described below in Item 4. The total consideration paid for the Class A Shares in connection with the Merger was approximately $3.5 billion. Approximately $2.9 billion of the consideration was funded through equity financing contemplated pursuant to the Equity Commitment Letter, and the remaining consideration was funded through borrowings under the Credit Agreement and the revolving credit facility of Tallgrass Energy Partners, LP, a subsidiary of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

On April 17, 2020, pursuant to the Merger Agreement, at the Effective Time Buyer was merged with and into the Issuer, with the Issuer surviving the merger and continuing to exist as a Delaware limited partnership. At the Effective Time, each issued and outstanding Class A Share as of immediately prior to the Effective Time (other than the Sponsor Shares) was canceled and converted into the right to receive $22.45 per Class A Share in cash without any interest thereon. The Sponsor Shares, Class B Units and TE Units issued and outstanding immediately prior to the Effective Time were unaffected by the Merger, and no consideration was delivered in respect thereof.

Following the completion of the Merger, on April 17, 2020, Alexander I. Greenbaum, a representative of GIC SI, was appointed to serve as a member of the Board.

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer’s Class A Shares ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the registration of the Class A Shares will be terminated, Class A Shares held by the Acquirors and the Prairie Secondary Acquirors will no longer be subject to reporting under Section 13(d) of the Exchange Act upon effectiveness of the deregistration. Consequently, this Amendment No. 5 constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b)  This Amendment No. 5 reflects the beneficial ownership of the Reporting Persons upon the acquisition and cancelation of the Class A Shares in connection with the Merger described above. Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there were 124,307,584 Class A Shares outstanding, which takes into account the number of TE Units that may have been deemed to be beneficially owned by Acquirors and Prairie Secondary Acquirors, as applicable, which were exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Class A Acquiror directly held 21,751,018 Class A Shares.

Up-C Acquiror 1 directly held 92,778,793 Class B Shares and a corresponding number of TE Units, and Up-C Acquiror 2 directly held 7,876,328 Class B Shares and a corresponding number of TE Units.

Secondary Acquiror 1 directly held 773,510 Class A Shares, and Secondary Acquiror 2 directly held 1,127,935 Class A Shares.

SCHEDULE 13D

CUSIP No.: 874696107		Page 9 of 10 Pages

Jasmine has limited partnership interests in a partnership that indirectly wholly-owns all of the limited partnership interests in the Class A Acquiror and has limited partnership interests in Secondary Acquiror I (defined in Item 6 of the Original Schedule 13D) and, as described further in Item 6 of this Schedule 13D, has certain rights with respect to the Class A Shares held by the Acquirors and the Prairie Secondary Acquirors (defined in Item 6 below). Jasmine is controlled and managed by GIC SI, which is a wholly owned subsidiary of GIC. In such capacities, each of GIC SI and GIC shares with Jasmine the power to vote and dispose of the Class A Shares deemed to be beneficially owned by Jasmine.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

By virtue of the Equityholders Agreement (defined in Item 6 of the Original Schedule 13D), the Reporting Persons, The Blackstone Group L.P. and certain of its affiliates, including Blackstone Infrastructure Associates L.P. (“Blackstone Infrastructure”), the Acquirors, and the Prairie Secondary Acquirors, to the extent they beneficially own Class A Shares, (collectively, “Blackstone”), and Enagas Holding USA, S.L.U. and certain of its affiliates (“Enagas”), may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act (collectively, Blackstone and Enagas are referred to as the “Separately Reporting Persons”). However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons, or any of the Separately Reporting Persons are members of any such group. Each of the Separately Reporting Persons has separately made a Schedule 13D filing reporting the Class A Shares they may be deemed to beneficially own. Collectively, the Reporting Persons and the Separately Reporting Persons beneficially own an aggregate of 124,307,584 Class A Shares, representing 100.0% of the outstanding Class A Shares. Each Reporting Person disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by the Separately Reporting Persons.

Item 5(c) of the Schedule 13D is hereby amended by inserting the following information at the end of Item 5(c):

(c) Except as set forth in this Amendment No. 5, none of the Reporting Persons and, to the best of their knowledge, none of the executive officers or directors of the Reporting Persons, has effected any transactions in the Class A Shares during the past 60 days.

SCHEDULE 13D

CUSIP No.: 874696107		Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Loh Sze Ling
Name:	Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Authorized Signatory

JASMINE VENTURES PTE. LTD.

By:	/s/ Ashok Samuel
Name:	Ashok Samuel
Title:	Director

April 17, 2020